Kai H. Liekefett kliekefett@velaw.com
Tel +1.212.237.0037 Fax +1.713.237.0100

March 1, 2017

via EDGAR, email and Federal Express

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Immunomedics, Inc. Definitive Additional Soliciting Materials Filed February 16 and 21, 2017 File 000-12104

Ladies and Gentlemen:

Set forth below are the responses of Immunomedics, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2017, with respect to Definitive Additional Soliciting Materials, File No. 000-12104, filed with the Commission on February 16 and 21, 2017 (the “Definitive Additional Soliciting Materials”).

Concurrently with the submission of this letter, we have publicly filed a revised definitive proxy statement (the “Third Supplement to the Proxy Statement for the 2016 Annual Meeting of Stockholders”) on Schedule 14A with Edgar tag DEFR14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Definitive Additional Soliciting Materials unless otherwise specified.

Definitive Additional Soliciting Materials Filed on February 16, 2017

1.	We note that you revised your bylaws to include a new voting requirement for contested elections of directors. File a revised definitive proxy statement, using Edgar tag DEFR14A, to provide this disclosure to your security holders.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission March 1, 2017 Page 2

RESPONSE:

The Company acknowledges the Staff’s comment and has filed revised definitive proxy material with the Commission on March 1, 2017.

2.	We note your disclosure that the “Chancery Court refused venBio’s request to enjoin any aspect of the transaction with Seattle Genetics prior to the March 3, 2017 Annual Meeting.” Revise your disclosure, and reissue your press release to state that the court, in fact, did not make a decision regarding venBio’s request to enjoin as a result of the parties agreement to delay closing of the agreement with Seattle Genetics until March 8.

RESPONSE:

The Company respectfully submits that its disclosure that the “Chancery Court refused venBio’s request to enjoin any aspect of the transaction with Seattle Genetics prior to the [March 3, 2017] Annual Meeting” is accurate and that therefore no revision of disclosure or reissuance of the Company’s press release should be required.

On February 13, 2017, venBio Select Advisor LLC (“venBio”) filed a Verified Complaint in the Court of Chancery of the State of Delaware, in which it requested, among other relief, that the court enjoin the closing of the Seattle Genetics transaction prior to Immunomedics’ upcoming Annual Meeting. Specifically, venBio requested an order of the Chancery Court:

“Enjoining Defendants [Immunomedics, Inc., David M. Goldenberg, Brian A. Markison, Robert Forrester, Jason Aryeh, Cynthia L. Sullivan, Geoff Cox, Bob Oliver, and Seattle Genetics, Inc.], their agents and representative, and all other persons acting in concert with them from taking any actions in furtherance of closing the Seattle Genetics Transaction prior to the election of the new Board [at Immunomedics’ upcoming Annual Meeting].”

VenBio Verified Compl. at 42.

On February 17, 2017, the Chancery Court held a hearing on this matter. At that hearing, counsel for venBio raised the issue of its requested injunction of the Seattle Genetics transaction prior to Immunomedics’ upcoming Annual Meeting. Feb. 17 Hr’g Tr. at 5 (Exhibit A). The Chancery Court declined to award this relief, stating:

Securities and Exchange Commission March 1, 2017 Page 3

“I am going to hold [counsel for Immunomedics and counsel for Seattle Genetics] to their representation that the deal will not close, in any event, before March 8th. I’m not going to impose any requirements beyond that . . . .”

Id. at 25 (emphasis added) (Exhibit A).[1]

The Company’s statement was based on these specific statements made by the Court of Chancery, and the Company continues to believe that its characterization of the Chancery Court’s position on this matter is factually accurate and has a reasonable factual basis. We believe the Company should not be required to state “that the court, in fact, did not make a decision regarding venBio’s request to enjoin as a result of the parties agreement to delay closing” because the Court did not say that. In fact, the Court did not explain its rationale at all. It would be inappropriate for the Company to speculate as to the reasons why the Court declined to enjoin the Seattle transaction prior to the Annual Meeting. Accordingly, the Company does not believe that corrective disclosure or a reissuance of its press release is appropriate. The Company notes that venBio is free to issue its own press release and characterize the Court of Chancery’s statements as venBio thinks appropriate.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai Haakon E. Liekefett of Vinson & Elkins L.L.P. at (212) 237 0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By: /s/ Kai Haakon E. Liekefett___________

Name: Kai Haakon E. Liekefett

cc: Ms. Cynthia L. Sullivan, President and Chief Executive Officer

[1] As disclosed in the Company’s Form 8-K filed with the SEC on March 21, 2017, Seattle Genetics and Immunomedics subsequently – after the hearing – committed not to close the transactions until March 10, 2017.

Securities and Exchange Commission March 1, 2017 Page 4

Exhibit A

1

VENBIO SELECT ADVISOR LLC, a Delaware limited liability company, Plaintiff, v. DAVID M. GOLDENBERG, BRIAN A. MARKISON, ROBERT FORRESTER, JASON ARYEH, CYNTHIA L. SULLIVAN, GEOFF COX, BOB OLIVER and SEATTLE GENETICS, INC., a Delaware corporation, Defendants, and IMMUNOMEDICS, INC., a Delaware corporation, Nominal Defendant.	C.A. No. 2017-0108-JTL

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Chambers
Leonard L. Williams Justice Center
500 North King Street
Wilmington, Delaware
Friday, February 17, 2017
3:00 p.m.

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BEFORE: HON. J. TRAVIS LASTER, Vice Chancellor

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SCHEDULING TELECONFERENCE RE PRELIMINARY INJUNCTION HEARING

CHANCERY COURT REPORTERS
500 North King Street
Wilmington, Delaware 19801
(302) 255-0521

5

waivable, they were at least thinking that -- I don't want to put words in their mouths, but what I heard is they would waive it and close before the annual meeting, which obviously raised alarm bells on our side and prompted us to request this teleconference.

And, you know, I'm really at a -- I'm not sure how we proceed, Your Honor. We obviously need relief. When I was thinking about it, preparing, we may need a TRO right now if they're really serious that they may close before we even get to an injunction hearing.

So somewhat, it's dependent upon hearing when they may close by, what's the relief we're requesting. We certainly do not want this deal to close without us having an opportunity to be heard. If it is going to be a very short period of time where we can't effectively take discovery, then I think we're just going to have to proceed on a TRO record.

THE COURT: Let me try to unpack a couple things in my head so that I understand where you're coming from.

My vision of why there was irreparable harm and a need for expedition and that type of thing was based on the idea that this agreement was having

CHANCERY COURT REPORTERS

25

Mr. Czeschin to check in with their clients. I'm sorry about that.

I am going to hold Mr. Reed and Mr. Czeschin to their representation that the deal will not close, in any event, before March 8th. I'm not going to impose any requirements beyond that, such as no amendments or anything like that. That's just too unknown to me. But if there are any changes like that, you need to let Mr. Teklits know right away.

If Mr. Teklits is correct and his board gets in, his nominees get in, then it seems to me like we should just see what the next shoe to drop is and we'll go from there. And if we have to reconvene in some new setting, we will.

If Mr. Teklits' nominees, contrary to his expectation, do not win, then that is an eventuality in which I could envision some application by Mr. Teklits, in his capacity as the representative of a stockholder, to seek to enjoin the closing of the transaction on the grounds that it constitutes a fiduciary breach and, therefore, should be enjoined pre-close rather than giving rise to some type of more difficult rescissionary or damages-oriented remedy post-close.

CHANCERY COURT REPORTERS